Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 20, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 20, 2024 The Nasdaq Stock Market (the "Exchange") received from Ouster, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common stock, $0.0001 par value per share

Warrants to purchase common stock expiring 2026

Warrants to purchase common stock expiring 2025

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

Eun Ah Choi